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                            June 8, 2022

       Samuel P. Wertheimer, Ph.D.
       Chief Executive Officer
       Brookline Capital Acquisition Corp.
       280 Park Avenue, Suite 43W
       New York, NY 10017

                                                        Re: Brookline Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 24, 2022
                                                            File No. 333-264222

       Dear Dr. Wertheimer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 24, 2022

       Questions and Answers About the Business Combination
       Q: Who is Apexigen ?, page 13

   1. We note your response to prior comment 7 and reissue in part. We note you continue to describe your APX601
product candidate as having "potent anti-tumor activity"
                                                        throughout. Please
revise this disclosure and similar statements that imply that your product candidate is
effective or likely to be approved. You may present objective data resulting from your
preclinical and clinical testing without concluding efficacy.
 Samuel P. Wertheimer, Ph.D.
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer, Ph.D.
Brookline Capital
Comapany
June 8, 2022NameBrookline Capital Acquisition Corp.
June 8,
Page 2 2022 Page 2
FirstName LastName
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OF BCAC AND THE COMBINED COMPANY, page 200

2. Please revise your table to identify the natural person(s) that has voting and/or dispositive control over the shares held by the entities listed in your table on page 201.
Information About Apexigen
Our Wholly Owned Pipeline, page 204

3. We note your disclosure on page 210 that, "given the cost of running a subsequent trial of the combination of sotiga with neoadjuvant chemoradiation in esophageal and GEJ cancers, [y]our current resources and priorities for sotiga and the low incidence of esophageal and GEJ cancer in the United States, [you] expect that for the foreseeable future [you] will not independently develop sotiga in this combination and setting." Please revise the presentation in your pipeline table on page 204 to make clear that you do not expect to pursue this target indication.
Our Out-License Relationships, page 217

4. We note your response to prior comment 24, which we reissue in part. As applicable, with regard to any royalty term, disclose the anticipated expiry of the last to expire patent licensed under the agreement and the number of years following the first commercial sale. For example, we note your disclosure that Simcere is obligated to pay you milestone payments for achievement of certain clinical development milestones and low to high single-digit percentage royalties on net sales of BD0801 in China until the later of the expiration of the last valid claim under the licensed intellectual property or a mid-teen number of years after the first commercial sale of BD0801.
Background of the Business Combination, page 304

5. We note your response to prior comment 31 and your disclosure that BCAC management
         noted that since its last financing round, Apexigen   s business had
been negatively
         impacted by a number of factors, including    certain clinical trial
data.    In order for
         investors to be able to evaluate the conclusions of the BCAC Board, please revise to explain what clinical trial data was viewed as having negatively
impacted Apexigen   s
         business and how this aspect of Apexigen   s business factored into
the valuation.
Comparable Company Analysis, page 309

6. We note your response to prior comment 33 and revised graphic on page 310 and reissue in part. The graphic remains unclear and difficult to read. Please revise to ensure the graphic is legible.
 Samuel P. Wertheimer, Ph.D.
Brookline Capital Acquisition Corp.
June 8, 2022
Page 3

       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameSamuel P. Wertheimer, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameBrookline Capital Acquisition Corp.
                                                         Office of Life
Sciences
June 8, 2022 Page 3
cc:       Jeffrey C. Selman, Esq.
FirstName LastName